UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2014

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place 14 Par-la-Ville Road Hamilton HM 08 Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is the Operating and Financial Review for the six months ended June 30, 2014 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the six months ended June 30, 2014.

Exhibits

The following exhibits are filed as part of this report on Form 6-K:

5.1	Engineering, Procurement and Construction agreement dated May 22, 2014 by and between Golar Hilli Corporation and Keppel Shipyard Limited.

16.1	Change in Auditors' Letter.

101
The following financial information from Golar LNG Limited Report on Form 6-K for the quarter ended June 30, 2014, filed with the SEC on September 4, 2014, formatted in Extensible Business Reporting Language (XBRL):

i. Unaudited Condensed Consolidated Statements of Income for the six months ended June 30, 2014 and 2013;
ii. Unaudited Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2014 and 2013;
iii. Unaudited Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013;
iv. Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2014 and 2013;
v. Unaudited Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2014 and 2013; and
vi. Notes to the Unaudited Condensed Consolidated Financial Statements.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-196992), which was filed with the U.S. Securities and Exchange Commission on June 24, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: September 4, 2014	By:	/s/ Brian Tienzo
	Name:	Brian Tienzo
	Title:	Principal Financial and Accounting Officer
Golar Management Ltd. (Principal Financial Officer)

Exhibit 99.1

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward Looking Statements

This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect of future events and financial performance. When use in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitations, management's examination of historical operating trends, data contained in the our records and other data available for third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include among other things:

•
changes in liquefied natural gas, or LNG, floating storage and regasification unit, or FSRU, and floating liquefaction natural gas vessel, or FLNGV, market trends, including charter rates, ship values and technological advancements;

•
changes in our ability to retrofit vessels as FSRUs and FLNGVs, our ability to obtain financing for such conversions on acceptable terms or at all, and the timing of the delivery and acceptance of such converted vessels;

•	changes in the supply of or demand for natural gas carried by sea;

•	a material decline or prolonged weakness in rates for LNG carriers or FSRUs;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGVs;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	changes in our relationships with major chartering parties;

•	changes in the availability of vessels to purchase, the time it takes to construct new vessels, or vessel's useful lives;

•	failure of shipyards to comply with delivery schedules on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar LNG Partners LP, or Golar Partners;

•	changes in our relationship with Golar Partners;

•	changes to rules and regulations applicable to LNG carriers, FSRUs or FLNGVs;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGVs to various ports;

•	our inability to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG;

•	increases in costs including among other things crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where our vessels operate;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	continuing turmoil in the global financial markets; and

•
other factors listed from time to time in registration statements, reports and other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission, or the Commission including our most recent annual report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Hence forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

All forward-looking statements included in this report are made only as of the date of this report and we assume no obligation to update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors.

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2014 and 2013. Unless otherwise specified herein, references to "the Company", "Golar", "we", "us", and "our", refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, or to all such entities. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2013, which was filed with the Commission, on April 30, 2014.

Overview

We are a mid-stream LNG company engaged primarily in the transportation, regasification and liquefaction and trading of LNG. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and affiliates and the development of mid-stream LNG projects. As of the date of this report, our fleet consisted of eight vessels and nine newbuildings.

Recent and other developments in 2014

Four ship sale and leaseback financing

In February 2014, we executed a four ship sale and leaseback transaction with ICBL Finance Leasing Co. Ltd ("ICBCL"). The financing structure will fund 90% of the shipyard purchase price of each newbuilding. No funds had been drawn down on this facility as of June 30, 2014.

Golar Igloo disposal

In February 2014, we took delivery of the FSRU, the Golar Igloo. On March 28, 2014, we completed our sale of our equity interest in the company that owns and operates the Golar Igloo to Golar Partners for the price of $310.0 million for the vessel (including charter) less the assumed $161.3 million of bank debt, plus the fair value of the interest rate swap asset of $3.6 million and plus other purchase price adjustments and Golar Partners paid us the remaining balance in cash using the proceeds of Golar Partner's equity offering in December 2013.

Newbuild delivery

In May 2014, we took delivery of the LNG Carrier, the Golar Crystal. She is currently available for charter on the spot market while long-term opportunities are being pursued.

Hilli FLNGV conversion

On May 22, 2014, we entered into a contract with Keppel, or the Conversion Agreement, for the conversion of the 125,000 m3 LNG carrier the Hilli to a FLNGV. Keppel simultaneously entered into a sub-contract with the global engineering, construction and procurement company Black & Veatch, or B&V. We also entered into a Tripartite Direct Agreement with Keppel and B&V, which among other things, permits us to enforce all obligations under both the Conversion Agreement and the sub-contract. We expect the conversion will be completed and the FLNGV will be delivered in approximately 31 months, followed by mobilization to a project site for full commissioning. Once operational as an FLNGV, we expect the Hilli will have production capacity of between 2.2 to 2.8 million tonnes per year of LNG and on board storage of approximately 125,000 m3 of LNG. The total estimated conversion and vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion, of which net proceeds of $660.9 million was raised from the Company’s offering of common shares that closed on June 30, 2014. We expect that the current project vendors will fund 10% of the total conversion and vessel and site commissioning cost by way of investment into the company that owns the Hilli. The remaining vessel and site commissioning cost will be funded by sources still to be put into place. Payments for the completion of the conversion of the Hilli, will be due from time to time upon completion of contractual milestones, and are expected to span from 2014 until the first quarter of 2017.
Work on the Hilli FLNGV conversion is underway. Certain long lead items have already been ordered. These include cold boxes, compressors and turbines. We have also entered into a 20-year maintenance contract with Nuovo Pigone SPA, an affiliate of GE Oil & Gas.
Annual General Meeting
On July 3, 2014, we announced that our 2014 Annual General Meeting will be held on September 19, 2014, and that the record date for voting at the Annual General Meeting is July 18, 2014.
Follow-on Equity Offering

On June 30, 2014, we closed a registered offering of 12,650,000 of our common shares, par value $1.00 per share, which included 1,650,000 common shares purchased pursuant to the Underwriters' option to purchase additional common shares. We raised net proceeds of $660.9 million1.

Share options

During the six months ended June 30, 2014, we issued 0.1 million new common shares with the exercise of the same number of options. Following the exercise of these options, 0.5 million options remain outstanding. As of June 30, 2014 there were 93.3 million common shares outstanding excluding the common shares underlying the outstanding options.

Cash dividends

In May 2014, we declared a dividend of $0.45 per share in respect of the quarter ended March 31, 2014 which was paid in July 2014. In addition, Golar Partners made a final cash distribution of $0.5225 per unit in April 2014 in respect of the quarter ended March 31, 2014, of which we received $14.8 million of dividend income in relation to our common, subordinated and general partner units and incentive distribution rights ("IDRs") held at the record date.

On August 26, 2014, we declared a cash dividend in the amount of $0.45 per common share for the three months ended June 30, 2014, which will be paid on or about September 26, 2014 to all shareholders of record as of September 10, 2014.

Large shareholdings

In July 2014, our director and Vice Chairman, Tor Olav Troim, acquired 3.0 million shares in Golar from our majority shareholder World Shipholding Limited ("World Shipholding") bringing his total direct and indirect holding in us to 3.4 million shares representing a 3.6% interest. World Shipholding's ownership in us following this transaction is 33.8 million shares representing a 36.2% interest.

Change in auditors

In August 2014, we engaged Ernst & Young LLP as our principal accountants and PricewaterhouseCoopers LLP was dismissed. The decision to change accountants was approved by the Audit Committee and our Board of Directors. Refer to note 17 for further details.

Gimi FLNGV conversion
In addition to the Hilli conversion, we are in the process of negotiating definitive documentation with Keppel for the conversion of the Gimi into a FLNGV.  We expect that the converted Gimi would have similar production capacity and on-board storage as the converted Hilli. We expect to reach agreement with Keppel on definitive documentation by October 2014, and as a condition precedent to the effectiveness of such agreement will make an initial payment in the order of $150.0 million, or the Initial Payment, to Keppel to start securing long lead items for the Gimi conversion.   The Gimi construction agreements will be executed by a new subsidiary of Golar, Golar Gimi Corporation. The Initial Payment will be payable as a condition precedent to the effectiveness of the Gimi construction agreements following their execution. We also intend that the definitive agreements will provide for full construction activities to commence only upon the issue by Golar of a full notice to proceed (such notice to be issued not later than November 2015). Upon execution of the definitive documentation and the Initial Payment, we will retain termination rights that in an event of termination will require a portion of the Initial Payment be applied, to the extent that the Initial Payment has not been committed for the purposes of the works above, as a cancellation payment and to subcontractor break fees, with the remainder being applied as an advance payment for remaining sums payable in connection with the Hilli conversion. If the Initial Payment has been committed such that there is an insufficient amount remaining to be applied to the cancellation payment and subcontractor break fees, Golar Gimi Corporation will be required to meet the payment obligation.
The expected delivery date from the yard of the Gimi FLNGV is in the fourth quarter of 2017 or the first quarter of 2018, although there may be an opportunity to accelerate delivery by making a construction agreement effective sooner.

Keppel Shareholder Agreement

Our subsidiary, Golar GHK Lessors Limited has entered into a share sale and purchase agreement, or the Share with KSI Production Pte Ltd (a subsidiary of Keppel Corporation Limited) pursuant to which Keppel has agreed to purchase from Golar GHK Lessors Limited 10% of the shares that Golar GHK Lessors Limited holds in Golar Hilli Corporation, the owner of the Hilli. The closing under the Share Purchase Agreement is subject to certain conditions, primarily the receipt of payment from Keppel. Golar GHK Lessors Limited and KSI Production Pte Ltd, together with Golar Hilli Corporation, have also entered into a shareholders' agreement which will enter into effect upon the closing of the share sale under the Share Purchase Agreement. The shareholders' agreement governs the relationship between Golar GHK Lessors Limited and KSI Production Pte Ltd with respect to the conduct of the business to be undertaken by Golar Hilli Corporation, which includes seeking opportunities, and entering into agreements, with respect to the deployment and use of the Hilli for natural gas liquefaction projects. Under the shareholder’s agreement, Golar appoints the majority of directors and certain strategic decisions are subject to shareholder consent. Golar Hilli Corporation Limited may call for cash from the shareholders for any future funding requirements and shareholders are required to contribute to such cash calls up to a defined cash call contribution cap (after which funding is discretionary but non-funding results in dilution of the shareholders' interest).

Changes to Loan Facilities and Other Agreements
Certain of our loan facilities and other agreements contain provisions requiring that World Shipholding or its affiliates continue to own, directly or indirectly, 25% of our outstanding common shares.  We have entered into agreements in principle with our lenders to remove such ownership requirements in exchange for certain amendments, such as stronger financial covenants for our loan facilities, including increases to the free cash and net worth covenants.  These agreements are subject to definitive documentation.

Market Update

In providing an update on the current quarter, we have experienced continued softness in LNG spot rates. For the current quarter, we anticipate top-line performance in line with the prior quarter, with the potential for a modest improvement to profitability.

1Includes additional issue costs of $0.6 million.

Operating and Financial Review

Six Month Period Ended June 30, 2014 Compared with the Six Month Period Ended June 30, 2013

Vessels operations segment

	Six Months Ended June 30,
(in thousands, $USD, except average daily TCE)	2014	2013	Change	% Change
Operating revenues	42,050	64,434	(22,384)	(35)%
Vessel operating expenses	(25,552)	(21,910)	(3,642)	17%
Voyage expenses	(9,355)	(3,500)	(5,855)	167%
Administrative expenses	(9,332)	(11,173)	1,841	(16)%
Depreciation and amortization	(24,236)	(17,439)	(6,797)	39%
Gain on disposals to Golar Partners (includes amortization of deferred gain)	35,036	65,365	(30,329)	(46)%
Dividend income	12,855	15,101	(2,246)	(15)%
Other non-operating loss	(750)	—	(750)	(100)%
Interest income	287	1,975	(1,688)	(85)%
Interest expense	(3,535)	—	(3,535)	(100)%
Other financial items, net	(38,484)	45,123	(83,607)	(185)%
Taxes	1,180	1,400	(220)	(16)%
Equity in net earnings of affiliates	7,084	5,490	1,594	29%
Net (loss) income	(12,752)	144,866	(157,618)	(109)%
TCE (1) (to the closest $100)	32,800	73,600	(40,800)	(55)%

(1)	Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Operating revenues: Total operating revenues decreased by $22.4 million to $42.1 million for the six months ended June 30, 2014 compared to $64.4 million for the same period in 2013. This was principally due to:

•
An overall decline in charter rates and lower utilization levels of our vessels trading on the spot market, the Golar Viking and the Gimi. The Gimi also entered into lay-up in January 2014. In addition, although our newbuildings, the Golar Seal and the Golar Celsius were delivered in October 2013 and the Golar Crystal delivered in May 2014, they have been mostly offhire, contributing only $5.7 million to revenue in the six months ended June 30, 2014;

•	Reduction in revenues of $3.0 million in relation to the Golar Maria following her disposal to Golar Partners in February 2013; and

Partially offset by an increase in operating revenues arising from:

•
Revenue contribution in the six months ended June 30, 2014 of $4.2 million from the Golar Igloo following her delivery and the commencement of her charter with Kuwait National Petroleum Company ("KNPC") in March 2014 and for the period prior to her disposal to Golar Partners on March 28, 2014.

Accordingly, this resulted in a lower daily time charter equivalent, or TCE, for the six months ended June 30, 2014 of $32,800 compared to $73,600 for the same period in 2013.

Vessel operating expenses: Vessel operating expenses increased by $3.6 million to $25.6 million for the six months ended June 30, 2014 compared to $21.9 million for the same period in 2013. The increase was primarily due to:

•
Additional operating costs in relation to our newbuildings, the Golar Seal and the Golar Celsius delivered in October 2013, the Golar Igloo delivered in February 2014 (prior to her disposal to Golar Partners on March 28, 2014) and the Golar Crystal delivered in May 2014. There were no comparable costs in the same period in 2013;

•
Higher operating costs in connection with the increase in our crewing pool in anticipation of the delivery of our newbuilds. Total operating costs in respect of our newbuilding crew pool for the six months ended June 30, 2014 was $7.0 million compared to $5.3 million in the same period in 2013;

Partially offset by a decrease in operating expenses arising from:

•	Lower operating costs from our vessels in lay-up. The Hilli and the Golar Gandria entered into lay-up in April 2013 followed by the Gimi in January 2014; and

•	Reduced operating costs in relation to Golar Maria following her sale to Golar Partners in February 2013.

Voyage expenses: Voyage expenses largely relate to fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase in voyage expenses of $5.9 million to $9.4 million for the six months ended June 30, 2014 compared to $3.5 million for the same period in 2013 was primarily due to (i) lower utilization of our spot vessels, the Golar Viking and the Gimi (prior to her entry into lay-up); and (ii) our newbuildings, the Golar Seal and Golar Celsius, which were delivered in October 2013 and Golar Crystal delivered in May 2014, were mostly off-hire during the six months ended June 30, 2014 which further contributed to higher voyage expenses. There were no comparable costs for these newbuildings in the same period in 2013.

Administrative expenses: Administrative expenses decreased by $1.8 million to $9.3 million for the six months ended June 30, 2014 compared to $11.2 million for the same period in 2013. This was primarily due to FLNG related items, such as (i) the capitalization of FLNG related project costs from May 2014, following the signing of the Hilli conversion contract, which resulted in a decrease in project costs; and (ii) partially offset by an increase in salaries and benefits mainly as a result of an increase in headcount.

Depreciation and amortization: Depreciation and amortization increased by $6.8 million to $24.2 million for the six months ended June 30, 2014 compared to $17.4 million for the same period in 2013. This was primarily due to additional depreciation expense on the newbuildings, the Golar Seal and Golar Celsius both delivered in October 2013, the Golar Igloo, delivered in February 2014 (prior to her disposal to Golar Partners in March 2014) and Golar Crystal, delivered in May 2014. This was partially offset by lower depreciation and amortization expense on the Golar Maria following her disposal to Golar Partners in February 2013.

Gain on disposals to Golar Partners (including amortization of deferred gain):

In March 2014, we sold a 100% interest in the company that owns and operates the FSRU, the Golar Igloo, to Golar Partners and made a gain on disposal of $34.7 million. This excludes the deferred gain of $8.6 million which is being amortized over the useful economic life of the vessel or until disposal. The purchase consideration was $310.0 million for the vessel less the assumed bank debt of $161.3 million plus the fair value of the interest rate swap asset of $3.6 million and other purchase price adjustments of $3.6 million.

In February 2013, we sold a 100% interest in the company that owns and operates the LNG carrier, Golar Maria, to Golar Partners and made an initial gain on disposal of $65.2 million. This excludes the deferred gain of $17.1 million which is being amortized over the useful economic life of the vessel or until disposal. The purchase consideration was $215.0 million for the vessel less the assumed bank debt of $89.5 million and the fair value of the interest rate swap liability of $3.1 million plus other purchase price adjustments of $5.5 million.

Dividend income: We recognized dividend income relating to cash distributions received from Golar Partners in respect of our interests in common units and general partner interests (during the subordination period) and IDRs. The decrease in dividend income of $2.2 million to $12.9 million for the six months ended June 30, 2014 compared to $15.1 million for the same period in 2013 was due to our sale of 3.4 million of our common units held in Golar Partners in December 2013.

Interest income: Interest income decreased by $1.7 million to $0.3 million for the six months ended June 30, 2014 compared to $2.0 million for the same period in 2013. The decrease was primarily due to (i) our disposal of our participation in Golar Partners high-yield bonds in November 2013. There was no comparable income earned in the six months ended June 30, 2014 compared to $1.2 million for the same period in 2013; and (ii) decrease in interest income of $0.6 million from our fixed deposits due to smaller deposits held on short-term deposits in 2014 compared to the same period in 2013.

Interest expense: Interest expense increased to $3.5 million for the six months ended June 30, 2014 compared to $nil for the same period in 2013. This was due to higher interest costs incurred compared to the same period in 2013 where interest expense incurred was fully offset by the effect of the capitalization of deemed interest costs in respect of our newbuilds.

Other financial items: Other financial items reported a loss of $38.5 million and a gain of $45.1 million for the six months ended June 30, 2014 and 2013, respectively. The movement of $83.6 million was primarily due to:

Net realized and unrealized (losses) gains on interest rate swap agreements: Net realized and unrealized (losses) gains on interest rate swaps resulted to a loss of $33.7 million for the six months ended June 30, 2014, from a gain of $46.4 million for the same period in 2013, as set forth in the table below:

	Six months ended June 30,
(in thousands of $)	2014	2013	Change	% change
Unrealized (mark-to-market) (losses) gains for interest rate swaps	(23,649)	51,478	(75,127)	(146)%
Interest expense on undesignated interest rate swaps	(10,031)	(5,101)	(4,930)	97%
	(33,680)	46,377	(80,057)	(173)%

As of June 30, 2014, we have an interest rate swap portfolio with a notional amount of $1.5 billion, of which 8% by notional amount are designated as hedges for accounting purposes. Accordingly, a further $2.0 million of unrealized gains were accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the six months ended June 30, 2014. The shift to mark-to-market losses from gains on our interest rate swaps was due to the decrease in long-term swap rates during the six months ended June 30, 2014. In contrast, the outlook for the same period in 2013 was that long-term interest rates were going to increase.

In addition, we incurred interest expense of $4.7 million for the six months ended June 30, 2014 on forward start swaps entered into in the fourth quarter of 2012. There was no comparable cost for the same period in 2013.

Finance arrangement fees: Finance arrangement fees increased to $4.4 million for the six months ended June 30, 2014, compared to $0.3 million for the same period in 2013. This was mainly due to higher commitment fees in respect of our $1.125 billion newbuild facility entered into in July 2013. There were no comparable costs for the same period in 2013.

Income taxes: Income taxes relate principally to the taxation of U.K. based entities offset by the amortization of the deferred gains on the intra-group transfers on long-term assets resulting in an income tax credit.

Equity in net earnings of affiliates:

	Six months ended June 30,
(in thousands of $)	2014	2013	Change	% Change
Share of net earnings in Golar Partners	6,771	5,190	1,581	30%
Share of net earnings in other affiliates	313	300	13	4%
	7,084	5,490	1,594	29%

Our share of the results of Golar Partners is calculated with reference only to our interests in its subordinated units, but partially offset by a charge for the amortization of the basis difference in relation to the gain on loss of control recognized on deconsolidation in 2012.

Net income: As a result of the foregoing, we recognized net loss of $12.8 million and net income of $144.9 million for the six months ended June 30, 2014 and 2013, respectively.

LNG trading commodity segment

	Six months ended June 30,
(in thousands, $)	2014	2013	Change	% Change
Administrative expenses	(39)	(99)	60	(61)%
Depreciation and amortization	(231)	(232)	1	—%
Other operating gains	1,317	—	1,317	100%
Other non-operating income	718	—	718	100%
Net financial expenses	(252)	(2)	(250)	12,500%
Net income (loss)	1,513	(333)	1,846	(554)%

The total income (loss) for LNG trading for the six months ended June 30, 2014 and 2013 amounted to an income of $1.5 million and a loss of $0.3 million, respectively. Administrative expenses for the six months ended June 30, 2014 were broadly in line with the same period in 2013.

Other operating gains represent realized gains on physical cargo trades, financial derivative contracts and proprietary trades entered into. During the six months ended June 30, 2014, we entered into a Purchase and Sales Agreement to buy and sell LNG cargo. The LNG cargo was acquired and subsequently sold on a delivered basis to a related party to KNPC to facilitate the commissioning of the Golar Igloo which entered into her long-term charter with KNPC in March 2014. This resulted in a gain of $1.3 million. The transaction was our first since 2011 when we scaled back our LNG trading activities but it's now our intention to position ourselves to manage and trade a number of LNG cargoes for the Golar Igloo during the course of her charter with KNPC.

Project Development Activity

Hilli FLNGV conversion

On May 22, 2014, we entered into a contract with Keppel, or the Conversion Agreement, for the conversion of the 125,000 m3 LNG carrier the Hilli to a FLNGV. Keppel simultaneously entered into a sub-contract with the global engineering, construction and procurement company Black & Veatch, or B&V. We also entered into a Tripartite Direct Agreement with Keppel and B&V, which among other things ensures our ability to enforce all obligations under both the Conversion Agreement and the sub-contract. We expect the conversion will be completed and the FLNGV delivered in approximately 31 months, followed by mobilization to a project site for full commissioning. Once operational as an FLNGV, we expect the Hilli will have production capacity of between 2.2 to 2.8 million tonnes per year of LNG and on board storage of approximately 125,000 m3 of LNG. The total estimated conversion and vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion, of which will be partly funded with the net proceeds of $660.9 million was raised in the Company’s our follow-on offering of common shares that closed on June 30, 2014. The current project vendor will fund ten percent of the total conversion and vessel site commissioning cost by way of investment into the company that owns the Hilli. Payments for the completion of the conversion of the Hilli, will be due from time to time upon completion of contractual milestones, and will span from 2014 until the first quarter of 2017.

Gimi FLNGV Conversion
In addition to the Hilli conversion, we are in the process of negotiating definitive documentation with Keppel for the conversion of the Gimi into a FLNGV.  We expect that the converted Gimi would have similar production capacity and on-board storage as the converted Hilli. We expect to reach agreement with Keppel on definitive documentation by October 2014, and as a condition precedent to the effectiveness of such agreement will make an initial payment in the order of $150.0 million, or the Initial Payment, to Keppel to start securing long lead items for the Gimi conversion.   The Gimi construction agreements will be executed by a new subsidiary of Golar, Golar Gimi Corporation. The Initial Payment will be payable as a condition precedent to the effectiveness of the Gimi construction agreements following their execution. We also intend that the definitive agreements will provide for full construction activities to commence only upon the issue by Golar of a full notice to proceed (such notice to be issued not later than November 2015). Upon execution of the definitive documentation and the Initial Payment, we will retain termination rights that in an event of termination will require a portion of the Initial Payment be applied, to the extent that the Initial Payment has not been committed for the purposes of the works above, as a cancellation payment and to subcontractor break fees, with the remainder being applied as an advance payment for remaining sums payable in connection with the Hilli conversion. If the Initial Payment has been committed such that there is an insufficient amount remaining to be applied to the cancellation payment and subcontractor break fees, Golar Gimi Corporation will be required to meet the payment obligation.
The expected delivery date from the yard of the Gimi FLNGV is in the fourth quarter of 2017 or the first quarter of 2018, although there may be an opportunity to accelerate delivery by making a construction agreement effective sooner.

Keppel Shareholder Agreement
Our subsidiary, Golar GHK Lessors Limited has entered into a share sale and purchase agreement, or the Share with KSI Production Pte Ltd (a subsidiary of Keppel Corporation Limited) pursuant to which Keppel has agreed to purchase from Golar GHK Lessors Limited 10% of the shares that Golar GHK Lessors Limited holds in Golar Hilli Corporation, the owner of the Hilli. The closing under the Share Purchase Agreement is subject to certain conditions, primarily the receipt of payment from Keppel. Golar GHK Lessors Limited and KSI Production Pte Ltd, together with Golar Hilli Corporation, have also entered into a shareholders' agreement which will enter into effect upon the closing of the share sale under the Share Purchase Agreement. The shareholders' agreement governs the relationship between Golar GHK Lessors Limited and KSI Production Pte Ltd with respect to the conduct of the business to be undertaken by Golar Hilli Corporation, which includes seeking opportunities, and entering into agreements, with respect to the deployment and use of the Hilli for natural gas liquefaction projects. Under the shareholder’s agreement, Golar appoints the majority of directors and certain strategic decisions are subject to shareholder consent. Golar Hilli Corporation Limited may call for cash from the shareholders for any future funding requirements and shareholders are required to contribute to such cash calls up to a defined cash call contribution cap (after which funding is discretionary but non-funding results in dilution of the shareholders' interest).

Liquidity and Capital Resources

As of June 30, 2014 we had cash and cash equivalents including restricted cash of $484.7 million and our outstanding long-term debt amounted to $782.0 million.  As of August 15, 2014, $1.2 billion of our newbuilding contractual commitments remain outstanding due in 2014 and 2015 upon their delivery. We believe our current financial resources that are available to us, including the aggregate undrawn balance of $1.3 billion under our $1.125 billion (eight ships) facility and our $742.4 million ICBCL (four ships) sale and leaseback transaction will cover our remaining newbuilding commitments upon delivery of the associated vessels, distributions from Golar Partners and the potential sale of our vessel interests to Golar Partners will be sufficient to meet our liquidity requirements for our business, for at least the next twelve months.  We have performed stress testing of our forecast cash reserves under extreme and largely theoretical scenarios, which include assumptions such as nil revenue contribution from our fleet, full operating costs and maintaining our dividend payments at current levels, and accordingly are confident of our ability to manage through the near term cash requirements.

Our medium and long-term liquidity requirements are primarily for funding the ongoing retrofitting of our vessels into floating liquefaction vessels and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, public and private debt and equity offerings, potential sales of our interests in our vessel-owning subsidiaries operating under long-term charters, that may include the Golar Eskimo which is due for delivery in 2014 and will operate under a long-term time charter and sale of our holding in the common units of Golar Partners. More recently we raised net proceeds of $660.9 million1 from our successful equity offering in June 2014 for use to part fund the conversion payments of the Hilli through to the end of 2015, of which $165.1 million had been paid out as of June 30, 2014. Historically, we have also entered into financing arrangements with our related parties, such as World Shipholding to provide intermediate financing for capital expenditures until longer-term financing is obtained. Due to our current strong liquidity position and desire to reduce payment of commitment fees, the World Shipholding revolving credit facility of $120.0 million was terminated in August 2014. In addition, with respect to the Arctic debt facility, which matures with a balloon payment of $86.3 million due in January 2015, we are currently in the process of refinancing this debt and do not anticipate any issue with securing new debt finance prior to its maturity date.

1 Includes additional issue costs of $0.6 million.
Cash flow

Our cash used in operating activities was $7.6 million for the six months ended June 30, 2014, compared to net cash provided by operating activities of $34.6 million for the same period in 2013. This decrease was primarily due to the softening of the LNG shipping market resulting in an overall decline in charter rates and lower utilization levels of our vessels trading on the spot market, in addition to our decision to place three vessels in lay-up (pending conversion opportunities).

Net cash used in investing activities of $474.9 million for the six months ended June 30, 2014 arose mainly due to:

•	higher installment payments in respect of our newbuilds;

•	initial milestone payments made in respect of the conversion of the Hilli into an FLNGV; and

•	granting of a short-term revolving credit facility to Golar Partners.

Partially offset by:

•	proceeds of $148.0 million received from Golar Partners in respect of the sale of the Golar Igloo in March 2014; and

•	release of performance bonds of $23.4 million for certain projects awarded to us in 2013.

Net cash used in investing activities of $226.8 million for the six months ended June 30, 2013 was primarily due to:

•	installment payments made in respect of newbuilds;

•
contributions of $2.6 million to Golar Partners to maintain our 2% general partner interest and payment of $12.4 million to acquire additional common units in connection with Golar Partner's January 2013 equity offering;

•	granting of a short-term loan to Golar Partners;

•	granting of a short-term loan to a third party of $12.0 million, of which $2.5 million was repaid at the end of 2013; and

Partially offset by

•	proceeds of $117.5 million received from Golar Partners in respect of the sale of the Golar Maria in February 2013.

Net cash provided by financing activities is principally generated from funds from new debt, partially offset by debt repayments and cash dividends.

Net cash provided by financing activities was $841.8 million for the six months ended June 30, 2014 mainly relating to the following:

•	net proceeds (relates to gross proceeds less underwriters' discount) received from the June 2014 equity offering of $661.6 million[1];

•
$289.2 million draw down in respect of our $1.125 billion facility to fund the final installment payments on the Golar Igloo and the Golar Crystal less payment of $7.9 million of related financing costs. The debt in relation to the Golar Igloo was assumed by Golar Partners on its acquisition of the company that owns and operates the Golar Igloo in March 2014; and

•
$67.6 million draw down from a short-term facility to fund the LNG cargo trade during the first quarter of 2014. This was paid subsequently in April 2014 with the receipt of $71.6 million upon settlement of the related LNG cargo trade receivable.

This was partially offset by the payment of dividends of $36.3 million and repayment of short-term and long-term debt (including debt due to related party) of $132.9 million.

Net cash used in financing activities for the six months ended June 30, 2013 of $41.1 million was mainly related to the payment of dividends of $36.5 million and repayment on our long-term debt of $4.7 million.

1 Excludes additional issue costs of $0.6 million which were paid in July 2014.

NON-GAAP measures

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

(in thousands of $USD except number of days and average daily TCE)	Six months ended June 30,
	2014	2013
Time charter revenues	36,872	59,466
Voyage expenses	(9,355)	(3,500)
	27,517	55,966
Calendar days less scheduled off-hire days	839	760
Average daily TCE (to the closest $100)	32,800	73,600

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of $ except per share amounts)	2014	2013
	Jan-Jun	Jan-Jun

Time charter revenues	36,872	59,466
Vessel and other management fees [1]	5,178	4,968
Operating revenues	42,050	64,434

Vessel operating expenses	25,552	21,910
Voyage expenses	9,355	3,500
Administrative expenses	9,371	11,272
Depreciation and amortization	24,467	17,671
Total operating expenses	68,745	54,353

Gain on disposals to Golar Partners (includes amortization of deferred gains)	35,036	65,365
Other operating gains and losses	1,317	—

Operating income	9,658	75,446

Other non-operating income (expense)
Dividend income	12,855	15,101
Other non-operating expense	(32)	—

Total other non-operating income	12,823	15,101

Financial income (expenses)
Interest income	287	1,975
Interest expense	(3,535)	—
Other financial items, net	(38,736)	45,121
Net financial (expenses) income	(41,984)	47,096

(Loss) income before taxes and equity in net earnings of affiliates	(19,503)	137,643
Taxes	1,180	1,400
Equity in net earnings of affiliates	7,084	5,490

Net (loss) income	(11,239)	144,533

Basic (loss) earnings per share ($)	(0.14)	1.80
Diluted (loss) earnings per share ($)	(0.14)	1.69

Cash dividends declared and paid per share[2]	$0.90	$0.45

(1) This relates to related party ship management fee and management and administrative fee recharges. Refer to note 15.
(2) The dividends declared in May 2014 for the quarter ended March 31, 2014 of $36.2 million were paid in July 2014.

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2014	2013
(in thousands of $)	Jan-Jun	Jan-Jun

Net (loss) income	(11,239)	144,533

Other comprehensive income:
Unrealized net gain on qualifying cash flow hedging instruments (1)	1,751	3,008
Unrealized gain on investment in available-for-sale securities	58,333	52,110
Other comprehensive income	60,084	55,118
Comprehensive income	48,845	199,651

(1) Includes share of net loss of $0.2 million and $nil for the six months ended June 30, 2014 and 2013, respectively on qualifying cash flow hedging instruments held by an affiliate.

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2014	2013
(in thousands of $)	June-30	Dec-31

ASSETS
Current
Cash and cash equivalents	484,683	125,347
Restricted cash	—	23,432
Trade accounts receivable	1,329	81
Inventory	9,112	11,951
Other current assets	10,281	14,574
Amounts due from related parties	15,839	6,311
Short-term debt due from a related party	20,000	—
Total current assets	541,244	181,696
Non-current
Restricted cash	3,111	3,111
Investment in available-for-sale securities	325,684	267,352
Investment in affiliates	340,526	350,918
Cost method investments	204,172	204,172
Newbuildings	765,524	767,525
Asset under development	211,607	—
Vessels and equipment, net	968,400	811,715
Other long-term assets	46,467	78,732
Total assets	3,406,735	2,665,221

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	125,174	30,784
Other current liabilities	97,526	59,427
Amounts due to related parties	572	363
Total current liabilities	223,272	90,574
Long-term
Long-term debt	656,875	636,244
Long-term debt due to related parties	—	50,000
Other long-term liabilities	84,420	84,266
Total liabilities	964,567	861,084

Equity
Stockholders' equity	2,442,168	1,804,137

Total liabilities and stockholders' equity	3,406,735	2,665,221

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2014	2013
(in thousands of $)	Jan-Jun	Jan-Jun

OPERATING ACTIVITIES
Net (loss) income	(11,239)	144,533
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	24,467	17,671
Amortization of deferred tax benefits on intra-group transfers	(1,744)	(1,743)
Amortization of deferred charges and parent guarantee	1,093	65
Gain on disposals to Golar Partners (includes amortization of deferred gains)	(35,036)	(65,365)
Equity in net earnings of affiliates	(7,084)	(5,490)
Dividend income from available-for-sale securities and cost investments recognized in operating income	(12,855)	(15,101)
Dividends received	30,153	31,290
Drydocking expenditure	(3,203)	(235)
Stock-based compensation	241	332
Net foreign exchange gain	(839)	—
Change in assets and liabilities, net of effects from disposals to Golar Partners:
Trade accounts receivable	(7,443)	(501)
Inventories	(1,285)	(5,449)
Prepaid expenses, accrued income and other assets	29,491	(41,061)
Amounts due from/to related companies	(1,662)	1,191
Trade accounts payable	(6,548)	(1,892)
Accrued expenses and deferred income	4,696	(3,354)
Other liabilities	(8,795)	(20,254)
Net cash (used in) provided by operating activities	(7,592)	34,637

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2014	2013
(in thousands of $)	Jan-Jun	Jan-Jun

INVESTING ACTIVITIES
Additions to vessels and equipment	(2,224)	(410)
Additions to newbuildings	(459,041)	(298,499)
Additions to assets under development	(165,078)	—
Short-term loan granted to third party	—	(11,960)
Short-term loan granted to Golar Partners	(20,000)	(20,000)
Additions to investments	—	(2,620)
Additions to available-for-sale securities	—	(12,400)
Proceeds from disposal of business to Golar Partners, net of cash disposed (1)	148,048	117,517
Restricted cash and short-term investments	23,433	1,551
Net cash used in investing activities	(474,862)	(226,821)

FINANCING ACTIVITIES
Proceeds from issuance of equity, net of issue costs (2)	661,582	—
Proceeds from short-term debt	67,559	—
Proceeds from long-term debt (including related parties)	289,203	—
Repayments of short-term and long-term debt (including related parties)	(132,941)	(4,700)
Financing costs paid	(7,853)	(47)
Cash dividends paid(3)	(36,271)	(36,479)
Proceeds from exercise of share options	511	153
Net cash provided by (used in) financing activities	841,790	(41,073)
Net increase (decrease) in cash and cash equivalents	359,336	(233,257)
Cash and cash equivalents at beginning of period	125,347	424,714
Cash and cash equivalents at end of period	484,683	191,457

(1) In addition to cash consideration received for the disposals to Golar Partners, there was non-cash consideration, including assumption of bank debt, interest rate swap asset/liability and other purchase price adjustments (see note 4).
(2) This excludes additional issue costs of $0.6 millionwhich were paid in July 2014.
(3) Cash dividends declared in relation to the quarter ended March 31, 2014 amounting to$36.2 million were paid in July 2014.

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive (loss)/income	Accumulated Retained Earnings	Total Equity
Balance at December 31, 2012	80,504	654,042	200,000	(18,730)	848,503	1,764,319

Net income	—	—	—	—	144,533	144,533
Dividends	—	—	—	—	(36,479)	(36,479)
Grant of share options	—	332	—	—	—	332
Exercise of share options	16	243	—	—	(106)	153
Other comprehensive income	—	—	—	55,118	—	55,118

Balance at June 30, 2013	80,520	654,617	200,000	36,388	956,451	1,927,976

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive (loss)/income	Accumulated Retained Earnings	Total Equity
Balance at December 31, 2013	80,580	656,018	200,000	(6,757)	874,296	1,804,137

Net loss	—	—	—	—	(11,239)	(11,239)
Dividends(1)	—	—	—	—	(72,513)	(72,513)
Grant of share options	—	241	—	—	—	241
Exercise of share options	50	769	—	—	(308)	511
Other comprehensive income	—	—	—	60,084	—	60,084
Net proceeds from issuance of shares(2)	12,650	648,297	—	—	—	660,947

Balance at June 30, 2014	93,280	1,305,325	200,000	53,327	790,236	2,442,168

(1) Cash dividends declared in relation to the quarter ended March 31, 2014 amounting to $36.2 million were paid in July 2014.
(2) Includes additional issue costs of$0.6 millionwhich were paid in July 2014.

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the "Company", "Golar" or "we") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding"). As of June 30 , 2014 and December 31, 2013, World Shipholding owned 39.4% and 45.6%, respectively, of Golar.

As of June 30, 2014, we own and operate a fleet of eight LNG carriers and operate Golar LNG Partner LP’s ("Golar Partners" or the "Partnership") fleet of nine LNG carriers and Floating Storage Regasification Units ("FSRUs"). In addition, we have newbuild commitments for the construction of seven LNG Carriers and two FSRUs which are due for delivery during 2014 and 2015 and more recently we ordered our first Floating Liquefaction Natural Gas Vessel ("FLNGV") based on the conversion of our existing LNG Carrier, the Hilli.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

2.    ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with our annual financial statements for the year ended December 31, 2013.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2013.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In February 2013, the FASB issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations and settled litigation and judicial rulings. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendment did not have a material impact on our consolidated financial statements.

In July 2013, the FASB issued guidance for the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists to provide guidance on the presentation of unrecognized tax benefits. The guidance requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendment did not have a material impact on our consolidated financial statements.

Accounting pronouncements to be adopted

In April 2014, the FASB issued guidance that amends the definition of a discontinued operation and requires entities to provide additional disclosures about disposal transactions. The revised guidance will change how entities identify and disclose information about disposal transactions. The guidance is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014, with early adoption permitted. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In May 2014, the FASB issued guidance that will supersede virtually all of the existing revenue recognition guidance. The standard is intended to increase comparability across industries and jurisdictions. The single, global revenue recognition model applies to most contracts with customers. Leases, insurance contracts, financial instruments, guarantees and certain non monetary transactions are excluded from the scope of the guidance. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. The guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is prohibited for companies applying US GAAP. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

4.    DISPOSAL OF SUBSIDIARIES

In February 2013 and March 2014, we sold our interests in the companies that own and operate the Golar Maria and Golar Igloo, respectively, to Golar Partners.

(in thousands of $)	Golar Igloo	Golar Maria
Consideration received (1)	156,001	127,900
Carrying value of the assets sold to Golar Partners	(112,714)	(45,630)
Gain on disposal	43,287	82,270
Deferred gain on sale	(8,551)	(17,114)
Gain recognized on sale	34,736	65,156

The gain from the sale of the Golar Igloo in March 2014 was $43.3 million of which $34.7 million had been recognized at the time of the sale in the Condensed Consolidated Statements of Income under "Gain on disposals to Golar Partners (including amortization of deferred gains)". The remaining $8.6 million which represents profit based on our holding in the subordinated units in Golar Partners measured as of the date of the dropdown has been deferred under "Other current liabilities" and "Other long-term liabilities" and is being released to income over the remaining useful life of the vessel or until it is sold. As of June 30, 2014, the unamortized portion of the gain is $8.3 million.

The gain from the sale of the Golar Maria in February 2013 was $82.3 million of which $65.2 million had been recognized at the time of the sale in the Condensed Consolidated Statements of Income under "Gain on disposals to Golar Partners (including amortization of deferred gains)". The remaining $17.1 million which represents profit based on our holding in the subordinated units in Golar Partners measured as of the date of the dropdown has been deferred under "Other current liabilities" and "Other long-term liabilities"and is being released to income over the remaining useful life of the vessel or until it is sold. As of June 30, 2014, the unamortized portion of the gain is $16.4 million.

(1) The cash consideration for the Golar Igloo comprised of $310.0 million for the vessel and charter less the assumed bank debt of$161.3 million plus the interest rate swap asset and other purchase price adjustments of $3.6 million and $3.6 million, respectively. While the cash consideration for the Golar Maria comprised of $215.0 million for the vessel less the assumed bank debt and interest rate swap liability of $89.5 million and $3.1 million, respectively, plus other purchase price adjustments of $5.5 million.

5.    SEGMENTAL INFORMATION

We own and operate LNG carriers and operate FSRUs and provide these services under time charters under varying periods, and trade in physical and future LNG contracts. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

Our reportable segments are as follows:

•	Vessel Operations - We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs on fixed terms to customers.

•
LNG Trading - Provides physical and financial risk management in LNG and gas markets for our customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

We aggregate our vessel operations into one reportable segment as they exhibit similar expected long-term financial performance.

The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker. The LNG trading segment is a distinguishable component of the business from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

	Six months ended June 30, 2014			Six months ended June 30, 2013
(in thousands of $)	Vessel operations	LNG Trading	Total	Vessel operations	LNG Trading	Total
Time charter revenues	36,872	—	36,872	59,466	—	59,466
Vessel and other management fees	5,178	—	5,178	4,968	—	4,968
Vessel and voyage operating expenses	(34,907)	—	(34,907)	(25,410)	—	(25,410)
Administrative expenses	(9,332)	(39)	(9,371)	(11,173)	(99)	(11,272)
Depreciation and amortization	(24,236)	(231)	(24,467)	(17,439)	(232)	(17,671)
Other operating gains and losses	—	1,317	1,317	—	—	—
Gain on disposals to Golar Partners (including amortization of deferred gains)	35,036	—	35,036	65,365	—	65,365
Dividend income	12,855	—	12,855	15,101	—	15,101
Other non-operating (loss)/ income	(750)	718	(32)	—	—	—
Net financial (expenses)/ income	(41,732)	(252)	(41,984)	47,098	(2)	47,096
Income taxes	1,180	—	1,180	1,400	—	1,400
Equity in net earnings of affiliates	7,084	—	7,084	5,490	—	5,490
Net (loss) income attributable to Golar LNG Ltd	(12,752)	1,513	(11,239)	144,866	(333)	144,533
Total assets	3,405,382	1,353	3,406,735	2,463,481	602	2,464,083

Revenues from external customers

The vast majority of our vessel operations arise under time charters and in particular two charters, a major Japanese trading company and Kuwait National Petroleum Company (or KNPC) for the six months ended June 30, 2014.  During the six months ended June 30, 2013, our vessels operated under time charters with four main charterers: KNPC, a major Japanese trading company, BG Group, GDF Suez and Eni S.p.A. KNPC is the national oil refining company of Kuwait. BG Group Plc is headquartered in the United Kingdom. GDF Suez is a power, natural gas and energy services company headquartered in France. Eni S.p.A is an integrated energy company headquartered in Italy.

In time charters, the charterer, not the Company, controls the choice of which routes our vessel will serve. These routes can be worldwide except for FSRUs which operate in a specific location. Accordingly, our management, including the chief operating decision maker, does not evaluate our performance either according to customer or geographical region.

For the six months ended June 30, 2014 and 2013, revenues from the following customers accounted for over 10% of our time charter revenues:

(in thousands of $)	Six months ended June 30,		Six months ended June 30,
	2014		2013
Major Japanese trading company	24,888	67%	24,888	42%
KNPC	4,183	11%	—	—%
BG Group plc	—	—%	13,114	22%
GDF Suez	—	—%	10,015	17%
Eni S.p.A	—	—%	8,912	15%

6.    EARNINGS PER SHARE

Basic earnings per share (“EPS”) are calculated with reference to the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. The computation of diluted EPS for the six month periods ended June 30, 2014 and 2013, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Six months ended June 30,
	2014	2013
Net (loss) income attributable to Golar LNG Ltd stockholders - basic and diluted	(11,239)	144,533

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Six months ended June 30,
(in thousands)	2014	2013
Weighted average number of common shares outstanding	80,572	80,515

	Six months ended June 30,
(in thousands)	2014	2013
Diluted earnings per share:

Weighted average of number of common shares outstanding	80,572	80,515
Effects of dilutive share options	207	182
Effect of dilutive convertible bonds	—	4,845
Common stock and common stock equivalent	80,779	85,542

(Loss) earnings per share are as follows:

	Six months ended June 30,
	2014	2013
Basic	$(0.14)	$1.80
Diluted	$(0.14)	$1.69

7.     OTHER FINANCIAL ITEMS

Other financial items comprise of the following:

	Six months ended June 30,
(in thousands of $)	2014	2013
Unrealized (mark-to-market) (losses)/gains for interest rate swaps	(23,649)	51,478
Interest expense on undesignated interest rate swaps	(10,031)	(5,101)
Others	(5,056)	(1,256)
	(38,736)	45,121

8.    NEWBUILDINGS

As of June 30, 2014, we have a total of seven LNG carriers and two FSRUs on order. The total contract cost of these newbuilds is approximately $1.9 billion of which $1.2 billion remains outstanding as of June 30, 2014. As of June 30, 2014, $765.5 million of newbuild costs had been capitalized.

As of June 30, 2014, the remaining installments for these vessels are due to be paid as follows:

(in thousands of $)
Payable in 6 months to December 31, 2014	954.9
Payable in 12 months to December 31, 2015	275.6
1,230.5

9.    ASSET UNDER DEVELOPMENT

In May 2014, we entered into key agreements for the conversion of the Hilli to a FLNGV. The primary contract was entered into with Keppel Shipyard Limited ("Keppel"). Following our payment of the initial milestone installment at the end of June 2014, these agreements became fully effective on July 2, 2014. Accordingly, the carrying value of the Hilli of $31.0 million, has been reclassified from "Vessels and equipment, net" to " Assets-under-development".

The total estimated conversion and vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion. As of June 30, 2014, we have made an initial milestone payment of $165.1 million under the conversion contract. We expect the conversion will require 31 months to complete, followed by mobilization to a project for full commissioning.

10.     VESSELS AND EQUIPMENT

Movement in vessels and equipment for the six months ended June 30, 2014 included the delivery of the newbuild FSRU, the Golar Igloo, in February 2014 and the newbuild LNG carrier, the Golar Crystal, in May 2014 at a total cost of $462.3 million. The Golar Igloo was sold to Golar Partners in March 2014.

11.    DEBT

As of June 30, 2014 and December 31, 2013, we had long-term debt outstanding of $782.0 million and $717.0 million, respectively.

We also drew down on a short-term facility for $67.6 million to facilitate the LNG trade completed during the three months ended June 30, 2014. This was repaid in April 2014.

In addition, we repaid the $50.0 million debt to World Shipholding in April 2014. This facility was subsequently terminated in August 2014.

$1.125 billion facility

In February 2014, we drew down $161.3 million from our $1.125 billion facility to fund the final installment payment of the Golar Igloo. The facility is secured against the Golar Igloo and was assumed by Golar Partners upon the sale of the company which owns and operates the vessel in March 2014. The balance outstanding under the facility at the date of disposal to Golar Partners was $161.3 million (see note 4).

In May 2014, we drew down a further $127.9 million from our $1.125 billion facility to fund the final installment payment of the Golar Crystal.

Golar Arctic facility

As of June 30, 2014, we had $88.8 million of borrowings outstanding under the Golar Arctic facility which matures in January 2015 and thus, is presented under current debt. We expect to refinance this facility ahead of its expiration.

12.    EQUITY ISSUANCE

The following table summarizes the issuance of common shares during the six months ended June 30, 2014:

Date	Number of Common Shares Issued[1]	Offering Price	Gross Proceeds (in thousands of $)	Net Proceeds (in thousands of $)[2]	Use of Proceeds
June 2014	12,650,000	$54.00	683,100	660,947	Part-fund the conversion of the Hilli to an FLNGV
_________________________________________
1 Includes 1,650,000 common shares purchased pursuant to the exercise of the Underwriters' option to purchase additional common shares.
2 Includes additional issue costs of $0.6 million which were paid in July 2014.

13.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) consisted of the following:

	Gain on available-for-sale securities	Pension and post-retirement benefit plan adjustments	Gains (losses) on cash flow hedges	Share of affiliates' comprehensive income	Total Accumulated comprehensive Income (loss)
Balance at December 31, 2012	5,911	(17,809)	(6,832)	—	(18,730)
Other comprehensive income before reclassification	52,110	—	2,282	—	54,392
Amounts reclassified from accumulated other comprehensive income	—	—	726	—	726
Net current-period other comprehensive income	52,110	—	3,008	—	55,118
Balance at June 30, 2013	58,021	(17,809)	(3,824)	—	36,388

Balance at December 31, 2013	7,796	(12,731)	(2,676)	854	(6,757)
Net current-period other comprehensive income	58,333	—	1,963	(212)	60,084
Balance at June 30, 2014	66,129	(12,731)	(713)	642	53,327

There were no amounts reclassified from accumulated other comprehensive income to our statement of operations for the six months ended June 30, 2014.

14.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at June 30, 2014 and December 31, 2013 are as follows:

		June 30, 2014		December 31, 2013
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair value	Carrying Value	Fair Value
Non-Derivatives:

Cash and cash equivalents	Level 1	484,683	484,683	125,347	125,347
Restricted cash	Level 1	3,111	3,111	26,543	26,543
Investment in available-for-sale securities	Level 1	325,684	325,684	267,352	267,352
Cost method investment	Level 3	204,172	330,065	204,172	218,647
Short-term debt due from a related party	Level 2	20,000	20,000	—	—
Long-term debt - convertible bonds (1)	Level 2	235,490	319,678	233,020	254,063
Long-term debt - floating (1)	Level 2	546,559	546,559	434,008	434,008
Long-term debt - due to related party (1)	Level 2	—	—	50,000	50,000

Derivatives:
Interest rate swaps asset (2) (3)	Level 2	16,979	16,979	46,827	46,827
Interest rate swaps liability (2) (3)	Level 2	6,874	6,874	11,401	11,401
Foreign currency swaps liability (2)	Level 2	—	—	729	729

1.	Our debt obligations are recorded at amortized cost in the consolidated balance sheets.

2.	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

3.
The fair value/carrying value of interest rate swap agreements that qualify and are designated as cash flow hedges for accounting purposes as of June 30, 2014 and December 31, 2013 was a liability of $3.0 million (with a notional amount of $127.5 million) and $5.3 million (with a notional amount of $128.0 million), respectively as of June 30, 2014. The expected maturity of these interest rate agreements is from January 2015 to April 2015.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	The carrying amounts of accounts receivable, accounts payable, accrued liabilities and working capital facilities approximate fair values because of the short maturity of those instruments.

•	The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

•
The estimated fair value for restricted cash is considered to be equal to the carrying value since restricted cash bears variable interest rates which are reset on a quarterly basis and short-term investments are placed for periods of less than six months.

•
The carrying amount of the investment in available-for-sale ("AFS") securities reported in the balance sheet represents unrealized gains and losses on these securities, which are recognized directly in equity unless a gain is realized upon sale of these units or an unrealized loss is considered "other than temporary" in which case it is transferred to the statement of operations. The basis of valuation of the investment in AFS securities is at market value.

•
The carrying value of cost method investments refers to our holdings in Golar Partners (representing the general partner units and incentive distribution rights ("IDRs") which were measured at fair value as of the deconsolidation date December 13, 2012) and OLT Offshore LNG Toscana S.p.A ("OLT‑O"). As of June 30, 2014, we did not identify any events or changes in circumstances that would indicate the carrying values of our investments in Golar Partners and OLT-O were not recoverable. The fair value of our general partner units was based on the share price of the publicly traded common units of Golar Partners adjusted for restrictions over the transferability and reduction in voting rights. While the fair value of the IDRs was determined using a Monte Carlo simulation method.

•	For our investment in OLT-O, as we have no established method of determining the fair value of this investment, we did not estimate the fair value of this investment as of June 30, 2014.

•	The estimated fair value for the liability component of the unsecured convertible bonds is based on the quoted market price as at the balance sheet date.

•
The estimated fair values for both the floating long-term debt and long-term debt to a related party are considered to be equal to the carrying values since they bear variable interest rates, which are reset on a quarterly or six-monthly basis.

•
The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The mark-to-market gain or loss of our interest rate and foreign currency swaps that are not designated as hedges for accounting purposes is reported in the statement of operations caption "other financial items, net" (see note 7).

The fair value measurement of a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements. It is our policy to enter into master netting agreements with counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of the amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us.

As of June 30, 2014, we entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below. The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	1,512,500	2014 to 2021	1.14% to 4.59%

As of December 31, 2013, our interest rate swaps had a total notional amount of $128.0 million with maturity dates in 2015 and and fixed interest rates ranging from 3.57% to 4.52%.

During the six months ended June 30, 2014 following the disposal of the Golar Igloo in March 2014, Golar Partners assumed Golar Igloo's bank debt and the related interest rate swap with a notional value of $100 million.

As of June 30, 2014, the notional principal amount of the debt outstanding subject to interest rate swap agreements was$1,512.5 million (December 31, 2013: $1,638.0 million). Interest rate swaps with a notional value of $25.0 million expired during the six months ended June 30, 2014.

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of June 30, 2014 and December 31, 2013 would be adjusted as detailed in the following table:

	June 30, 2014			December 31, 2013
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	16,979	(2,197)	14,782	46,827	(4,327)	42,500
Total liability derivatives	6,874	(2,197)	4,677	12,130	(4,327)	7,803

15.    RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues:

	Six months ended June 30,
(in thousands of $)	2014	2013
Management and administrative services revenue (a)	1,410	1,393
Ship management fees revenue (b)	3,768	3,575
Interest income on high-yield bonds (c)	—	1,172
	5,178	6,140

a)
Management and administrative services agreement - On March 30, 2011, the Partnership entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to the Partnership certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. The Partnership may terminate the agreement by providing 120 days written notice.

b)
Ship management fees - Golar and certain of its affiliates charged ship management fees to the Partnership for the provision of technical and commercial management of the vessels. Each of the Partnership’s vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS ("Golar Wilhelmsen"), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS.

c)
High-yield bonds - In October 2012, Golar Partners completed the issuance of NOK1,300 million in senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds is equivalent to approximately $227 million. Of this amount, approximately $35 million was initially issued to us. We sold our participation in the Partnership's high yield bond in November 2013.

Receivables (payables): The balances with Golar Partners and its subsidiaries as of June 30, 2014 and December 31, 2013 consisted of the following:

(in thousands of $)	June 30, 2014	December 31, 2013
Trading balances due to Golar and affiliates (a)	15,533	5,989
Methane Princess security lease deposit movement (b)	(3,883)	(4,257)
$20 million revolving credit facility (c)	20,000	—
	31,650	1,732

a)
Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services and may include working capital adjustments in respect of disposals to the Partnership.  In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us.

b)
Methane Princess Lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

c)
$20 million revolving credit facility - In April 2011, we entered into a $20 million revolving credit facility with Golar Partners. The facility matures in December 2014 and is unsecured and interest-free.

Other transactions

Disposals to Golar Partners

In December 2013, we entered into an agreement to sell our interest in the company that owns and operates the Golar Igloo for the price of $310.0 million. The sale was completed in March 2014 (see note 4).

b) Net income (expenses) from (due to) other related parties (excluding Golar Partners):

	Six months ended June 30,
(in thousands of $)	2014	2013
Frontline Ltd. and subsidiaries ("Frontline") (a)	(110)	202
Ship Finance AS ("Ship Finance") (a)	41	478
Seatankers Management Company Limited ("Seatankers") (a)	(8)	(2)
Seadrill Ltd and subsidiaries ("Seadrill") (a)	103	235
Golar Wilhemsen (c)	(7,230)	(4,157)
	(7,204)	(3,244)

(Payables to) receivables from related parties (excluding Golar Partners):

(in thousands of $)	June 30, 2014	December 31, 2013
Frontline (a)	(359)	(60)
Ship Finance (a)	32	2
Seatankers (a)	(137)	91
Seadrill (a)	195	(74)
World Shipholding revolving credit facility (b)	—	(50,000)
Golar Wilhemsen (c)	(1,033)	—
	(1,302)	(50,041)

a)
We transact business with the following parties, being companies in which World Shipholding and companies associated with World Shipholding have a significant interest: Frontline, Ship Finance, Seatankers and Seadrill. Net expense/income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.   Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears.

b)
In April 2011, we entered into a $80 million revolving credit facility with a company related to our major shareholder, World Shipholding. In January, February and May of 2012, the revolving credit facility was amended to $145 million, $250 million and$120 million, respectively without any further changes to the original terms of the facility. In May 2013, the margin on the facility was amended from 3.5% to 3.0%. As of June 30, 2014, we had no borrowings under this facility. The facility is unsecured and bears interest at LIBOR plus 3.0% together with a commitment fee of 0.75% on any undrawn portion of the credit facility. We repaid the $50 million borrowed under the facility in April 2014. This facility was terminated in August 2014.

c)
Golar Wilhelmsen charged ship management fees to us for the provision of technical management of our and Golar Partners' vessels. Amounts due to Golar Wilhelmsen are included within "Other Current Liabilities" in the balance sheet.

16.     OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	As of June 30, 2014	As of December 31, 2013
Book value of vessels secured against long-term loans	897,676	700,726

Tax lease benefits

The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. In the event of any adverse tax changes or a successful challenge by the U.K. Revenue authorities with regard to the initial tax basis of the transactions, or in relation to the lease restructuring and subsequent terminations we have entered into in 2010 or in the event of an early termination of our remaining leases, we may be required to make additional payments to the U.K. vessel lessors or the U.K. revenue authorities which could adversely affect our earnings and financial position. We would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or accrued over time, together with fees that were incurred in respect of our lease financing transactions including the restructuring and subsequent termination transactions or post additional security or make additional payments to the U.K. vessel lessors. Six U.K. tax leases we entered into during 2003 were structured so that a cash benefit was received up front (in total a gross amount before deduction of fees of approximately £41.0 million British pounds). Of these six leases we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore the capital lease obligation relating to this remaining U.K. tax lease is not consolidated into our balance sheet as of June 30, 2014.

Under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangement and the termination thereof.

In addition, to the extent Golar Partners incurs any liabilities as a consequence of a successful challenge by the U.K. Revenue Authorities with regard to the initial tax basis of the transactions relating to any of the U.K. tax leases or in relation to the lease restructuring and terminations in 2010, we have agreed to indemnify Golar Partners.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

NR Satu related claim

PT Golar Indonesia, a subsidiary of Golar Partners that is both the owner and operator of the NR Satu, has been notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas, claiming that Golar Partners and its subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. As of the current date, no suit has been filed and both we and Golar Partners are of the view that, were the claim to be filed with the Indonesian authorities, any resolution could potentially take years. We both continue to believe we have meritorious defences against these claims, however, we are currently involved in compromise settlement discussions with the other parties. The compromise settlement amount is expected to be approximately $3.3 million. Golar Partners considers it probable that approximately $2.5 million of the estimated settlement will be recoverable from its subcontractor who is also a party to these settlement discussions.  As part of the disposal of the NR Satu in July 2012 by us, we have also agreed to indemnify Golar Partners against any non-recoverable losses. Accordingly , as of June 30, 2014, we have recorded a provision of $0.8 million in relation to our indemnity to Golar Partners' non-recoverable losses.

Golar Viking related claim

In January 2011, Qatar Gas Trading Company Limited ("Nakilat") chartered the Golar Viking from us for a period of 15 months. In April 2012, the time charter party agreement was terminated early. On February 15, 2013, Nakilat formally commenced arbitration proceedings against Golar initially claiming damages of $20.9 million for breach of contract, including that of unlawful termination of the charter. The claim has subsequently been revised to $24.8 million. We believe that we have strong arguments to defend ourselves against any such claims, accordingly, as of June 30, 2014, have not recorded any provision. The arbitration hearing is not timed no earlier than 2015, and it is possible that the outcome of the arbitration proceedings, including legal costs and interest, may result in a loss of anything up to a maximum of $31.5 million.

Douglas Channel LNG Assets Partnership claim

In May 2013, we provided a short-term loan of $12.0 million to Douglas Channel LNG Assets Partnership ("DCLAP") as part of the potential FLNG project in Douglas Channel, British Columbia. The General Partner of DCLAP is a company wholly owned by LNG Partner LLC ("LNGP"). The loan had a maturity date of September 30, 2013 and is secured by a general security agreement over the pipeline transportation capacity on the pipeline system that delivers natural gas to the area where the FLNG project is intended to operate. In September 2013, LNGP filed for bankruptcy. We have also since commenced legal proceedings against LNGP seeking to have a receiver appointed over the secured assets. Of the $12.0 million short-term loan, $2.5 million has been recovered to date. We believe that we have strong arguments regarding our claim and the outstanding loan is recoverable, accordingly, as of June 30, 2014, have not recorded any provision against the outstanding loan receivable.

17.    SUBSEQUENT EVENTS

In July 2014, our director and vice chairman Tor Olav Troim acquired 3.0 million shares in Golar from our majority shareholder, World Shipholding, bringing his direct and indirect holding in us to3.4 million shares representing a 3.6% interest. World Shipholding's ownership in us following this transaction is 33.8 million shares representing a 36.2% interest.
On July 2, 2014 , the key agreement for the conversion of the Hilli to an FLNGV, became effective, see note 9 for further detail.
In August 2014, we declared dividend of $0.45 per share in respect of the quarter ended June 30, 2014 which will be paid in September 2014. In addition, Golar Partners made a cash distribution of $0.5475 per unit in August 2014 in respect of the quarter ended June 30, 2014, of which we received $15.0 million of dividend income in relation to our common, subordinated and general partner units and IDRs held at the record date.
Following our repayment of an outstanding balance under the World Shipholding revolving credit facility in April 2014, this facility was terminated in August 2014.
On August 14, 2014, our Audit Committee (the “Audit Committee”) and Board of Directors approved the appointment of Ernst & Young LLP (“Ernst &Young”) as our principal accountants. PricewaterhouseCoopers LLP was previously our principal accountants. Following the Audit Committee’s approval of Ernst & Young, PricewaterhouseCoopers LLP was dismissed.
The audit report of PricewaterhouseCoopers LLP on our consolidated financial statements as of and for the years ended December 31, 2012 and 2013 did not contain any adverse opinion or disclaimer of opinion, nor was the opinion qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2013, and the subsequent period through August 14, 2014, there were: (1) no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinions to the subject matter of the disagreement, or (2) no reportable events as defined under Item 16F(a)(1)(v), other than as of December 31, 2012 there was a material weakness identified in Management’s report on internal controls over financial reporting whereby we did not maintain effective controls over the accounting for our investments in equity securities. Controls were not designed appropriately to monitor for triggering events which require the reconsideration of control and consolidation and to assess the impact of those triggering events. As a result, the effect of a change in how the board members of Golar LNG Partners LP are appointed arising at its first Annual General Meeting was not identified on a timely basis as a trigger event resulting in deconsolidation. This material weakness was subject to discussion between the Audit Committee and PricewaterhouseCoopers LLP and the Company has authorized PricewaterhouseCoopers LLP to respond fully to the inquiries of Ernst & Young concerning this matter.
We have requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated September 4, 2014, is filed as Exhibit 16.1 to this Form 6-K.
In addition to the Hilli conversion, we are in the process of negotiating definitive documentation with Keppel for the conversion of the Gimi into a FLNGV.  We expect that the converted Gimi would have similar production capacity and on-board storage as the converted Hilli. We expect to reach agreement with Keppel on definitive documentation by October 2014, and as a condition precedent to the effectiveness of such agreement use a portion of the proceeds of this offering to make an initial payment in the order of $150.0 million, or the Initial Payment, to Keppel to start securing long lead items for the Gimi conversion.   The Gimi construction agreements will be executed by a new subsidiary of Golar, Golar Gimi Corporation. The Initial Payment will be payable as a condition precedent to the effectiveness of the Gimi construction agreements following their execution. We also intend that the definitive agreements will provide for full construction activities to commence only upon the issue by Golar of a full notice to proceed (such notice to be issued not later than November 2015). Upon execution of the definitive documentation and the Initial Payment, we will retain termination rights that in the event of a termination will require a portion of the Initial Payment be applied, to the extent that the Initial Payment has not been committed for the purposes of the works above, as a cancellation payment and to subcontractor break fees, with the remainder being applied as an advance payment for remaining sums payable in connection with the Hilli conversion.  If the Initial Payment has been committed such that there is an insufficient amount remaining to be applied to the cancellation payment and subcontractor break fees, Golar Gimi Corporation will be required to meet the payment obligation.
The expected delivery date from the yard of the Gimi FLNGV is in the fourth quarter of 2017 or the first quarter of 2018, although there may be an opportunity to accelerate delivery by making a construction agreement effective sooner.

Our subsidiary, Golar GHK Lessors Limited has entered into a share sale and purchase agreement, or the Share Purchase Agreement, with KSI Production Pte Ltd (a subsidiary of Keppel Corporation Limited) pursuant to which Keppel has agreed to purchase from Golar GHK Lessors Limited 10% of the shares that Golar GHK Lessors Limited holds in Golar Hilli Corporation, the owner of the Hilli. The closing under the Share Purchase Agreement is subject to certain conditions, primarily the receipt of payment from Keppel. Golar GHK Lessors Limited and KSI Production Pte Ltd, together with Golar Hilli Corporation, have also entered into a shareholders' agreement which will enter into effect upon the closing of the share sale under the Share Purchase Agreement. The shareholders' agreement governs the relationship between Golar GHK Lessors Limited and KSI Production Pte Ltd with respect to the conduct of the business to be undertaken by Golar Hilli Corporation, which includes seeking opportunities, and entering into agreements, with respect to the deployment and use of the Hilli for natural gas liquefaction projects. Under the shareholder's agreement, Golar appoints the majority of directors and certain strategic decisions are subject to shareholder consent. Golar Hilli Corporation Limited may call for cash from the shareholders for any future funding requirements and shareholders are required to contribute to such cash calls up to a defined cash call contribution cap (after which funding is discretionary but non-funding results in dilution of the shareholders' interest).